Kai H. Liekefett kliekefett@velaw.com
Tel +1.212.237.0037 Fax +1.212.237.0100

January 30, 2017

Via EDGAR, Email and Federal Express

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	magicJack VocalTec Ltd.
Revised Preliminary Proxy Statement on PRER14A Filed January 13, 2017 File No. 0-27648

Dear Mr. Hindin:

On behalf of our client, magicJack VocalTec Ltd. (the “Company”, “we,” “us” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by email dated January 27, 2017, with respect to the Revised Preliminary Proxy Statement on Schedule 14A, File No. 0-27648 filed with the Commission on January 13, 2017 (the “Revised Preliminary Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Revised Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Revised Preliminary Proxy Statement.

General

1.	In your discussion on page 2 of the annual report, you indicate that “the words ‘most recent’ could be interpreted to refer only to the financials for the fiscal years preceding the fiscal year for which the annual meeting is held (and not the calendar year). As previously explained, the Company’s 2016 Annual Meeting is held for the 2015 fiscal year of the Company. Consequently, under this alternative interpretation, the Company would not be required to furnish the 2016 financials in connection with the 2016 Annual Meeting.” Under this proposed interpretation, are you suggesting that a company could postpone its annual meeting to a date at any point in the following year and not be required to provide an annual report including financials for the year in which the meeting was originally scheduled? Under this interpretation, would a company be able to provide 2015 financials for a “2015 annual meeting” held in April 2017? June 2017? September 2017?

Response:

The Company acknowledges the Staff’s concerns but notes that it cannot speak to hypothetical postponements of an annual meeting until the following calendar year, and is not making suggestions for how the Staff responds to such delays under other circumstances. The Company is also not suggesting or planning to postpone its annual meeting to April 2017, June 2017 or September 2017, but is instead arguing against these scenarios. The Company asks only that its annual meeting held with respect to fiscal year 2015, which has been postponed to 60 days after the end of 2016 due to the constraints of a proxy contest and foreign law, be allowed to move forward without further delay. We would also like to note that in the ordinary course the Company's Form 10-K for the 2016 fiscal year is due on March 16, 2017.

Securities and Exchange Commission January 30, 2017 Page 2

2.

You indicate near the end of your response letter dated January 26, 2017 that the 2017 Annual Report will be mailed in connection with the 2017 Annual meeting.

●     when does the company currently intend to hold the 2017 annual meeting, assuming the 2016 meeting is held Feb 28?

●     when does the company currently intend to hold the 2017 annual meeting, assuming the 2016 meeting is held April 29?

●     what is the latest possible date the 2017 annual meeting can be held for the Company to be in compliance with Nasdaq and Israeli Companies Law, assuming the 2016 annual meeting is held Feb 28? Or instead held April 29?

●     based on disclosure in the PRER14A currently on file, directors will "serve until the next annual general meeting of shareholders of the Company." If the 2017 annual meeting is held in 2017, then directors elected at the 2016 annual meeting will serve a term of at most 8-10 months, assuming the 2017 meeting is actually held in 2017. Please confirm. This should also be highlighted in the revised proxy statement.

Response:

Regardless of the date of the Company’s 2016 annual meeting, the Company intends to hold its 2017 annual meeting on October 7, 2017, which is the one year anniversary of the 2016 annual meeting as originally scheduled.

Nasdaq Listing Rule 5620(a) requires that each company listing common stock hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. The Company considers its upcoming 2016 annual meeting to be held with respect to the end of fiscal year-end 2015, and therefore the Company is required to hold a meeting with respect to fiscal year-end 2016 no later than December 31, 2017.

We acknowledge the Staff’s comments on the anticipated term of the directors elected at the 2016 annual meeting and will revise the forthcoming amendment to the Revised Preliminary Proxy Statement accordingly.

3.	You restate on page 3 the bullet points from the prior response letter regarding Nasdaq and Israeli Companies Law.

Nasdaq required you to submit a definitive plan to hold a meeting with respect to fiscal year 2015 no later than February 17.

Other than the deadline for plan submission, did Nasdaq specifically and expressly establish a deadline by which if the meeting is NOT held, the Company will be delisted?

Did Nasdaq give any indication that if the Company submitted a definitive plan - before February 17, 2017 - that it would hold a meeting with respect to fiscal year 2015 by April 30, by May 30, or a later date, that Nasdaq would not permit the Company to regain compliance with the NASDAQ rules?  In other words, did they specifically give an outside date for when the meeting must be held or alternatively the Company would be delisted?

Please provide me the contact info of the Nasdaq or other examiner that the Company has had contact with regarding the delayed meeting

Response:

On January 3, 2017, Nasdaq delivered formal notice to the Company informing it that the Company was no longer in compliance with the Nasdaq Listing Rules for failure to hold an annual meeting of shareholders within twelve months of the end of the Company’s fiscal year 2015. Pursuant to Nasdaq Listing Rule 5810(c)(2)(A), the Company was given 45 calendar days to request an exemption from the Nasdaq Listing Rules by submitting a detailed plan and argument to Nasdaq in favor of the exemption. Under Nasdaq Listing Rule 5810(c)(2)(G), Nasdaq may approve the Company’s plan and grant the Company an extension for a “maximum additional time” of 180 days from the end of fiscal year 2016, or June 29, 2017. This is not a mandatory time period for extensions, but rather Nasdaq has the authority to consider the length of any such extension upon a review of the Company’s plan to regain compliance and other factors such as the reasons for the failure to hold an annual meeting within the required time period and the corporate events that may occur within the extension time period. The Company has no guarantee based on the letter received from Nasdaq or the Nasdaq Listing Rules that it will be granted the full 180 days and therefore cannot state with certainty the latest possible date the 2016 annual meeting can be held before the Company is delisted.

Securities and Exchange Commission January 30, 2017 Page 3

4.	You state that “any further delay would only increase the Company’s exposure to liability under the Israeli Companies Law” – what exactly does this mean? Be specific as possible.

Response:

Pursuant to Section 352 of the Israeli Companies Law, any non-compliance of the Company with respect to shareholders' rights is subject to the remedies set forth in the Israeli Contracts Law for breach of contract. Such remedies include an enforcement action to force the Company to hold the 2016 annual meeting and to file any required notices with the Israeli Registrar of Companies.  In addition, the Company may be subject to shareholders' motions requesting the court to convene the Company's 2016 annual meeting pursuant to Section 62 of the Israeli Companies Law. In this event, the Company will be required to reimburse the requesting shareholders for their reasonable expenses resulting from the motion, and in turn, the Company's directors will be required to indemnify the Company for such expenses.  The longer the Company is forced to delay the 2016 annual meeting, the longer the Company is vulnerable to these enforcement actions.

5.	Your response letter says “[o]n balance, we believe it is clear that a delay of another two months is more harmful to the Company’s shareholders than not having the annual report for fiscal year 2016 prior to the 2016 Annual Meeting.” Why? Please elaborate. Why would shareholders voting for directors in a contest involving 3 separate slates not find material an annual report for the 2015 fiscal year?

Response:

As described in our letter, the Board of the Company believes the swift resolution of the proxy contest is in the best interests of the Company and its shareholders, and is simply asking to be allowed to put the matter to the Company’s shareholders as soon as possible. The issue in the eyes of the Company is not whether the annual report for fiscal year 2016 would be material to the decision of the shareholders with respect to the proxy contest. The issue is rather that the benefit to shareholders by a delay of the meeting in order to provide this information is outweighed by the value destruction that is likely to occur the longer this proxy contest is allowed to paralyze the Company and expose it to outside threats. This has been a lengthy and highly-public campaign. Further, the Company plans to release substantial additional information about the pursuit of strategic alternatives throughout 2016 in its forthcoming amendment to the Revised Preliminary Proxy Statement. The Company believes that a review of this information, coupled with the Company’s quarterly results for each of the first three quarters of 2016 as filed with the Commission on Form 10-Q, will allow the Company’s shareholders to make an informed decision with respect to the future of the Company’s Board. Through conversations with many of the Company’s shareholders throughout this process, the Board has confidence that its shareholders would join the Company in this belief and in asking that the Company be allowed to hold its 2016 annual meeting without further delay.

Securities and Exchange Commission January 30, 2017 Page 4

6.	Your response letters indicates at the bottom of page 3 that “Following the receipt of the director proposal of Kanen, it was practically almost impossible for the Board to hold the 2016 Annual Meeting prior to the end of 2016 and to also meet its fiduciary obligations with respect to the consideration of the Kanen Nominees and comply with the specific timing requirements under Israeli law and Regulation 14A.” What does “practically almost impossible” mean? Specify the latest dates in 2016 that the Company would have needed to take the various bullet point steps specified on page 4 in order to hold the meeting before 2017. From a quick reading, it appears that the Company would have had to file a preliminary proxy statement in the beginning of November in order to mail a definitive proxy statement by the end of November and hold the meeting by the end of December. Please confirm, with specific dates.

Response:

The latest date the Company believes it could have scheduled its annual meeting in 2016, taking both U.S. and Israeli religious holidays into consideration, was Thursday December 15, 2016. In order to comply with the mandated 35 day window between the mailing of a definitive proxy statement and the date of the annual meeting under Israeli law, the Company would have been required to file and mail a definitive proxy statement on November 10, 2016. To then comply with the minimum 21 day window between the public filings of a preliminary proxy statement and a definitive proxy statement under Israeli law, the Company would have been required to file a preliminary proxy statement on Thursday October 20, 2016 (we should note, however, that we needed more than 21 days to clear all SEC comments). However, due to the occurrence of the Jewish holiday Sukkot from October 16 to October 23, 2016 and the fact that Friday's are not business days in Israel, the Company would have been required to file a preliminary proxy statement on Thursday, October 13, 2016. We would like to note that this is just six weeks after the receipt of Kanen’s nomination notice on August 29, 2016. Six weeks is enough time to negotiate a settlement under regular circumstances – but obviously the Company’s proxy contest is anything but a regular situation. As we all realize, this proxy contest presents complex legal issues of first impression, which have required extensive legal research and legal analysis. Further, we note the occurrence of the Jewish holidays Yom Kippur on October 12, 2016 and Rosh Hashana on October 3 and October 4, 2016, which would have delayed the Company’s ability to review the Kanen nominees and to prepare a preliminary proxy statement. Lastly, as noted in our response letter, the Board’s Nomination and Governance Committee members include directors who live in Israel and the U.S., causing scheduling issues for in-person interviews with Kanen’s nominees.

7.	Your response letter on page 4 states “21 days between the “issuance of an initial preliminary proxy statement” – clarify what is meant by “issuance.” Does this mean “filed with the SEC?”

Response:

We revise our previous comment to state that Israeli law requires 21 days between the “public filing with the SEC” of the initial preliminary proxy statement.

8.	Refer to the bottom of page 3 of your response letter. Please indicate whether the Board, in the absence of settlement negotiations, could have conducted a thorough review of Kanen nominees between August, the date the Company became aware of such nominees, and the beginning of November. Please indicate whether the board has conducted diligence of board nominees in past years, and the duration of such diligence.

Response:

As discussed above, the Board would have been required to make a decision with respect to all seven nominees by early October 2016 in order to prepare and file a preliminary proxy statement including its recommendations with respect to these nominees no later than October 13, 2016. This left the Board with a maximum of six weeks to review the seven Kanen nominees after receipt of the Kanen nomination notice on August 29, 2016, and realistically less time considering the time required to prepare a preliminary proxy statement reflecting the Board’s review. The Board found that it could not conduct a thorough review of seven completely unknown director candidates simultaneously, a task this Company (and most other companies) had never faced and had no precedent for, in such a short period of time.

Under normal circumstances, the diligence of a single director nominee to the Board typically takes between two and four weeks and includes: a dissemination of a director & officer questionnaire, a waiting period while the candidate reviews and completes the questionnaire, the review of the completed questionnaire by the Nominating and Governance Committee of the Board and counsel to the Company, the investigation of the candidate’s background by a qualified outside investigation firm, an interview of the director candidate by members of the Board at a mutually-agreeable time, and the review of the candidate and the Nominating and Governance Committee’s recommendation by the full Board. As the review of a single nominee takes at minimum two weeks, the thorough review of seven nominees simultaneously would have been challenging to be complete in six weeks, even excluding the time constraints of the Kanen negotiations and the ongoing management of the Company.

Securities and Exchange Commission January 30, 2017 Page 5

9.	Your response on page 4 indicates that there are “numerous companies who delayed their annual meeting into the next year due to a proxy contest – however, to our knowledge, only MagicJack has received this comment.” Please identify these companies.

Response:

These companies include:

●	Guardian 8 Holdings – Proxy statement filed in 2016 for the 2015 annual meeting, including the annual report for fiscal year 2014.
●	AMP Holding Inc. – Proxy statement filed in 2015 for the 2014 annual meeting, including the annual report for fiscal year 2013.
●	Vertical Computer Systems, Inc. – Proxy statement filed in 2015 for the 2014 annual meeting, including the annual report for fiscal year 2013.

*       *       *       *       *

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai H. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

cc: Gerald N. Vento, magicJack VocalTec Ltd.